# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Y-mAbs Therapeutics, Inc., CIK 0001722964
CUSIP: 984241109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 202 CARNEGIE CENTER, SUITE 301, PRINCETON, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001766853

## Reporting persons
- ACORN BIOVENTURES, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,301,686; sole dispositive power 0; shared dispositive power 1,301,686; aggregate amount beneficially owned 1,301,686 (3% of the class)
- ACORN CAPITAL ADVISORS GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,301,686; sole dispositive power 0; shared dispositive power 1,301,686; aggregate amount beneficially owned 1,301,686 (3% of the class)
- ACORN BIOVENTURES 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,794,611; sole dispositive power 0; shared dispositive power 1,794,611; aggregate amount beneficially owned 1,794,611 (4% of the class)
- Acorn Capital Advisors GP 2, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,794,611; sole dispositive power 0; shared dispositive power 1,794,611; aggregate amount beneficially owned 1,794,611 (4% of the class)
- Anders Hove: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,096,297; sole dispositive power 0; shared dispositive power 3,096,297; aggregate amount beneficially owned 3,096,297 (7% of the class)

## Item 1. Issuer
Name of issuer: Y-mAbs Therapeutics, Inc.
Address of issuer's principal executive offices: 202 CARNEGIE CENTER, SUITE 301, PRINCETON, NEW JERSEY, 08540.

## Item 2. Person Filing
Name of person filing:
Acorn Bioventures, L.P.
Acorn Capital Advisors GP, LLC
Acorn Bioventures 2, L.P.
Acorn Capital Advisors GP 2, LLC
Anders Hove
Address of principal business office or, if none, residence: 420 Lexington Avenue, Suite 2626, New York, New York 10170
Citizenship: Acorn Bioventures, L.P. and Acorn Bioventures 2 L.P. are both Delaware limited partnerships. Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC are both Delaware limited liability companies. Anders Hove is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.
Percent of class: The percentages set forth herein are calculated based upon 45,438,420 shares of Common Stock outstanding as of August 4, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the Securities and Exchange Commission on August 8, 2025.
Sole power to vote or to direct the vote: Acorn Capital Advisors GP, LLC is the General Partner of Acorn Bioventures, LP and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn Bioventures, LP. Acorn Capital Advisors GP 2, LLC is the General Partner of Acorn Bioventures 2, L.P. and may be deemed to beneficially own the shares of Common Stock beneficially owned by Acorn Bioventures 2, L.P.
Shared power to vote or to direct the vote: Anders Hove, in his capacity as Manager of each of Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC, may be deemed to beneficially own the shares beneficially owned by each of Acorn Capital Advisors GP, LLC and Acorn Capital Advisors GP 2, LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ACORN BIOVENTURES, L.P.: Anders Hove, Manager of General Partner (08/15/2025)
- ACORN CAPITAL ADVISORS GP, LLC: Anders Hove, Manager (08/15/2025)
- ACORN BIOVENTURES 2, L.P.: Anders Hove, Manager of General Partner (08/15/2025)
- Acorn Capital Advisors GP 2, LLC: Anders Hove, Manager (08/15/2025)
- Anders Hove: Anders Hove, Individually (08/15/2025)